UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Other Events

On September 5, 2025, NuCana plc (the “Company”) issued a press release announcing that the Company is in compliance with all applicable continued listing criteria of The Nasdaq Capital Market. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

As previously disclosed, the Company was notified by the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) (i) on June 18, 2025 that the bid price of the Company’s American Depositary Shares (“ADSs”) did not satisfy Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”) for the preceding 30 consecutive trading days and (ii) on July 8, 2025 that the bid price for the Company’s ADSs had closed below $0.10 per share for the 10 consecutive trading day period ended July 7, 2025, and was therefore subject to delisting from Nasdaq unless the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”). At a hearing before the Panel on August 21, 2025, the Company presented its plan to regain compliance with the Bid Price Requirement.

On September 4, 2025, the Office of the General Counsel of Nasdaq notified the Company that the Company is in compliance with Nasdaq’s Listing Rules.

The information contained in the second and third paragraphs of this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended (File No. 333-281576), Registration Statement on Form S-8 (File No. 333-223476) and Registration Statement on Form S-8 (File No. 333-248135).

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits 99.1 Press Release, dated September 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Ian Webster
Name:	Ian Webster
Title:	Interim Chief Financial Officer (Principal Financial and Accounting Officer)

Date: September 5, 2025